# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SS Innovations International, Inc., CIK 0001676163
CUSIP: 05453U203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1600 SE 15th Street,, #512 Fort, Lauderdale, Florida (FL), 33316
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001570020

## Reporting persons
- Sudhir Srivastava, M.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 114,490,054; shared voting power 0; sole dispositive power 114,490,054; shared dispositive power 0; aggregate amount beneficially owned 114,490,054 (55.8% of the class)
  Comment: Consists of (a) 109,585,767 shares of Common Stock of the Company held by Sushruta PVT LTD; (b) 32,000 shares of Common Stock of the Company held by Dr. Srivastava; and (c) Options held by Dr. Srivastava to purchase 4,872,287 shares of Common Stock of the Company. Dr. Srivastava has a 100% interest in Sushruta PVT LTD. Percentage in Row 11 is calculated based on 200,231,535 shares of common stock outstanding as of March 9, 2026, as reported in the issuer's Amended Annual Report on Form 10-K/A for the year ended December 31, 2025.
- Sushruta PVT LTD: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); sole voting power 109,585,767; shared voting power 0; sole dispositive power 109,585,767; shared dispositive power 0; aggregate amount beneficially owned 109,585,767 (54.7% of the class)
  Comment: Row 5 and Row 7 consists of 109,585,767 shares of Common Stock of the Company held by Sushruta PVT LTD. Percentage in Row 11 is calculated based on 200,231,535 shares of common stock outstanding as of March 9, 2026, as reported in the issuer's Amended Annual Report on Form 10-K/A for the year ended December 31, 2025.

## Item 1. Issuer
Name of issuer: SS Innovations International, Inc.
Address of issuer's principal executive offices: 1600 SE 15th Street, #512 Fort Lauderdale, FL 33316

## Item 2. Person Filing
Name of person filing: (1) Sudhir Srivastava, M.D. (2) Sushruta PVT LTD
Address of principal business office or, if none, residence: The address for Sudhir Srivastava, M.D., Sushruta PVT LTD and Sudhir Srivastava Innovations PTE LTD is as follows: 1600 SE 15th Street, #512 Fort Lauderdale, FL 33316
Citizenship: Sudhir Srivastava, M.D. - USA Sushruta PVT LTD - Commonwealth of the Bahamas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (1) Sudhir Srivastava, M.D. - 114,490,054 (2) Sushruta PVT LTD - 109,585,767
Percent of class: (1) Sudhir Srivastava, M.D. - 55.8% (2) Sushruta PVT LTD - 54.7%. All calculations of percentage ownership herein are based upon an aggregate of 200,231,535 shares of common stock outstanding as of March 9, 2026, as reported in the issuer's Amended Annual Report on Form 10-K/A for the year ended December 31, 2025.
Sole power to vote or to direct the vote: (1) Sudhir Srivastava, M.D. - 114,490,054 (2) Sushruta PVT LTD - 109,585,767
Shared power to vote or to direct the vote: (1) Sudhir Srivastava, M.D. - 0 (2) Sushruta PVT LTD - 0
Sole power to dispose or to direct the disposition: (1) Sudhir Srivastava, M.D. - 114,490,054 (2) Sushruta PVT LTD - 109,585,767
Shared power to dispose or to direct the disposition: (1) Sudhir Srivastava, M.D. - 0 (2) Sushruta PVT LTD - 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The shares of common stock referenced in Item 4, Section (a) above include shares held of record by Sushruta PVT LTD. Dr. Srivastava owns a 100% beneficial interest in Sushruta PVT LTD.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
JOINT FILING AGREEMENT

## Signatures
- Sudhir Srivastava, M.D.: /s/ Sudhir Srivastava, Sudhir Srivastava, M.D. (05/04/2026)
- Sushruta PVT LTD: /s/ Sudhir Srivastava, Sudhir Srivastava, M.D., Authorized Signatory (05/04/2026)